KW 3/4/14

[redacted]

14046530

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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SEC Mail Processing Section
FEB 27 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26775

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Economy Securities, Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 Mortensen Lane
(No. and Street)

Evansville (City) IN (State) 47715 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Larry Weinzapfel (812) 474 - 1016
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Monroe Shine & Co., Inc.
(Name – *if individual, state last, first, middle name*)

222 E. Market Street (Address) New Albany (City) IN (State) 47150 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14/14

OATH OR AFFIRMATION

I, Larry Weinzapfel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Economy Securities, Incorporated, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

2-25-2014

Signature

President

Title

Notary Public

DONNA L. NELSON
Vanderburgh County
My Commission Expires
August 27, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ECONOMY SECURITIES, INCORPORATED

CONTENTS

MONROE SHINE
KNOWLEDGE FOR TODAY . . . VISION FOR TOMORROW
222 EAST MARKET STREET, P.O. BOX 1407, NEW ALBANY, INDIANA 47150 • PHONE: 812.945.2311 • FAX: 812.945.2603

Report of Independent Registered Public Accounting Firm

Board of Directors
Economy Securities, Incorporated
Evansville, Indiana

Report on the Financial Statements

We have audited the accompanying statement of financial condition of **Economy Securities, Incorporated** (the Company) as of December 31, 2013, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Economy Securities, Incorporated** as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information on pages 12 and 13 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The supplementary information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplementary information on pages 12 and 13 is fairly stated in all material respects in relation to the financial statements as a whole.

Monroe Shine

New Albany, Indiana
February 25, 2014

ECONOMY SECURITIES, INCORPORATED

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash	$	62,633
Deposit with clearing organization		20,000
Receivable from broker-dealers and clearing organization		11,922
Other assets		10,537
Total Assets	$	105,092

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	12,128
STOCKHOLDER'S EQUITY		
Common stock		70,000
Paid-in capital		35,000
Deficit		(12,036)
Total Stockholder's Equity		92,964
Total Liabilities and Stockholder's Equity	$	105,092

See Accompanying Notes to Financial Statements

ECONOMY SECURITIES, INCORPORATED

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2013

	Amount	Percent of Total Revenues
REVENUES		
Trail fees	$ 134,173	44.2
Commissions	134,034	44.2
Other income	22,435	7.4
Other correspondent income	12,705	4.2
Interest income	6	-
Total Revenues	303,353	100.0
EXPENSES		
Employee compensation, taxes, and benefits	155,355	51.2
Other expenses	47,205	15.6
Clearance and regulatory fees	29,993	9.9
Occupancy	19,200	6.3
Communications and data processing	4,747	1.6
Total Expenses	256,500	84.6
Net Income	$ 46,853	15.4

See Accompanying Notes to Financial Statements

ECONOMY SECURITIES, INCORPORATED

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2013

	Common Stock		Paid-in		
	Shares	Amount	Capital	Deficit	Total
Balances, January 1, 2013	700	$ 70,000	$ 35,000	$ (6,889)	$ 98,111
Net Income	-	-	-	46,853	46,853
Distributions	-	-	-	(52,000)	(52,000)
Balances, December 31, 2013	700	$ 70,000	$ 35,000	$ (12,036)	$ 92,964

See Accompanying Notes to Financial Statements

ECONOMY SECURITIES, INCORPORATED

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES		
Cash received from clearing organization and others	$	306,987
Interest received		6
Cash paid to suppliers and employees		(249,290)
Net cash provided by operating activities		57,703
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions		(52,000)
Net cash used in financing activities		(52,000)
Net Increase in Cash		5,703
Beginning Cash		56,930
Ending Cash	$	62,633

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES		
Net Income	$	46,853
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in receivable from broker-dealers and clearing organization		3,640
Increase in accounts payable and accrued expenses		7,975
Increase in other assets		(765)
Net cash provided by operating activities	$	57,703

See Accompanying Notes to Financial Statements

ECONOMY SECURITIES, INCORPORATED
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013

NOTE A – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations
Economy Securities, Incorporated (Company) operates as a fully-disclosed introducing broker in trading and investment securities. The Company's customer base is primarily individual investors located in Indiana, Illinois and Kentucky. The Company is a wholly owned subsidiary of Economy Acquisition Corp.

Cash
For purposes of the statement of cash flows, the Company considers all cash on hand, bank checking accounts, and money market accounts to be cash.

Allowance for Doubtful Accounts
Accounts receivable consists of fees and commissions receivable from broker-dealers and Southwest Securities, Inc. (Clearing Organization) and is considered fully collectible. Therefore, no allowance for doubtful accounts has been provided.

Revenue and Expenses
Commissions and related clearing expenses are recorded on a settlement-date basis. There were no significant transactions at December 31, 2013 that would require reconciliation with trade-date basis accounting.

Advertising
The Company expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising takes place. Advertising expense was $4,254 for the year ended December 31, 2013.

Income Taxes
The Company is a qualified subchapter S subsidiary and is not treated as a separate corporation for income tax purposes. The Company's assets, liabilities and items of income and loss are treated as assets, liabilities, and items of income and loss of its parent company, which has elected to be classified as an S corporation for income tax purposes. As such, the items of income or loss of the parent company are allocated to its stockholders in accordance with their respective equity interests and reported on their individual federal and state income tax returns. Accordingly, no provision for income taxes has been recorded in the accompanying financial statements. The parent company is no longer subject to U.S. federal and state income tax examination by tax authorities for years prior to December 31, 2010. In the normal course of business, the parent company is subject to potential examination by various taxing authorities. Although the outcome of tax audits is always uncertain, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements for the year ended December 31, 2013.

Note A - Continued

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B – CASH DEPOSIT WITH CLEARING ORGANIZATION

At December 31, 2013, the Company had an interest-bearing deposit of $20,000 with the Clearing Organization. The cash deposit is restricted in accordance with the current clearing agreement with the Clearing Organization.

NOTE C – COMMON STOCK

At December 31, 2013, the authorized capital of the Company consists of 10,000 shares of no par value common stock and 700 shares were issued and outstanding at a stated value of $100 per share.

NOTE D – RELATED PARTY TRANSACTIONS

The Company leases office space from Weinzapfel & Co., LLC, a related entity under common control, under an operating lease with an initial one-year term that is renewed annually. Total rent paid under this lease for the year ended December 31, 2013 was $19,200.

The Company leases employees from WH Benefits, Inc., a related entity under common control. Reimbursement of such costs, including compensation, taxes, and benefits, under this arrangement for the year ended December 31, 2013 was $155,355, and $4,701 was payable to this related entity at December 31, 2013.

The Company receives commissions from Weinzapfel Wealth Advisors, Inc., a related entity under common control. Commissions received totaled $22,435 for the year ended December 31, 2013, and $5,647 was due from this entity at December 31, 2013.

NOTE E – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's (Commission) uniform net capital rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $81,180, which was $76,180 in excess of its required net capital of $5,000. At December 31, 2013, the Company's net capital ratio was 0.15 to 1.

NOTE F - SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date the financial statements were issued. The Company has not identified any subsequent events as of the issue date of the financial statements.

ECONOMY SECURITIES, INCORPORATED

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES AND EXCHANGE ACT OF 1934

ECONOMY SECURITIES, INCORPORATED

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013

NET CAPITAL		
Stockholder's equity qualified for net capital	$	92,964
Total nonallowable assets:		
FINRA CRD Deposit		(1,268)
Prepaid expenses		(9,269)
Total nonallowable assets		(10,537)
Net capital before haircuts on securities		82,427
Haircuts on securities - money market account		(1,247)
Net capital	$	81,180
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Accounts payable and accrued expenses	$	12,128
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	809
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	76,180
Excess net capital at 1000%	$	79,967
Ratio of aggregate indebtedness to net capital		0.15 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL PURSUANT TO RULE 17a-5(d)(4)		
Net capital as reported in Company's Part II (unaudited) FOCUS Report	$	82,448
Reclassification of FINRA CRD deposit as nonallowable assets		(1,268)
Net capital per above computation	$	81,180

See Accompanying Notes to Financial Statements

ECONOMY SECURITIES, INCORPORATED

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2013

Broker-dealer is exempt from Rule 15c3-3. All customer transactions are cleared through Southwest Securities Corporation on a fully disclosed basis.

See Accompanying Notes to Financial Statements

MONROE SHINE
KNOWLEDGE FOR TODAY . . . VISION FOR TOMORROW
222 EAST MARKET STREET, P.O. BOX 1407, NEW ALBANY, INDIANA 47150 • PHONE: 812.945.2311 • FAX: 812.945.2603

Independent Auditor's Report on Internal Control

Board of Directors
Economy Securities, Incorporated
Evansville, Indiana

In planning and performing our audit of the financial statements and supplementary schedules of **Economy Securities, Incorporated** (the Company), as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of pursuing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Monroe Shine

New Albany, Indiana
February 25, 2014